Exhibit (a)(10)

                                                                   PRESS RELEASE

CREDIT | FIRST                                        Corporate Communications
SUISS  | BOSTON
                                                      CREDIT SUISSE FIRST BOSTON
                                                      Eleven Madison Avenue
                                                      New York, NY 10010-3629


                                                      For immediate release

                         CSFB Completes Tender Offer for
                            CSFBdirect Tracking Stock

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New York, August 21, 2001 - Credit Suisse First Boston, Inc. today announced that CSFBdirect Acquisition Corp., a wholly owned subsidiary of CSFB, has completed its cash tender offer for the 18,400,000 shares (approximately 17% interest) of CSFBdirect common stock (NYSE: DIR) of Credit Suisse First Boston
(USA), Inc. owned by the public. CSFBdirect common stock is the series of common stock issued by CSFB (USA) that tracks the performance of the online brokerage unit of CSFBdirect. The tender offer expired, as scheduled, at 12:00 midnight, New York City time, on Monday, August 20, 2001. Based on a preliminary count of tendered shares, approximately 14,420,083 shares of CSFBdirect common stock have been validly tendered and not withdrawn (including 717,258 shares subject to guaranteed delivery) and accepted for payment at a price of $6.00 per share in cash.

The acceptance of these shares in the tender offer will result in CSFB's ownership of approximately 78% of the outstanding common stock of CSFB (USA). CSFB (USA) will issue today to CSFB 90,752,000 shares of CSFBdirect common stock in respect of its retained interest in the CSFBdirect business which shares, together with the shares tendered in the tender offer, will result in CSFB's ownership of approximately 96% of the outstanding common stock of CSFB (USA).

In the proposed second step of the acquisition, CSFB plans to merge a newly incorporated wholly owned subsidiary of CSFBdirect Acquisition Corp. with and into CSFB (USA), with CSFB (USA) as the surviving corporation of the merger. As a result, each share of CSFBdirect common stock not previously purchased in the tender offer will be converted into the right to receive $6.00 in cash. Under applicable law, the proposed merger is not subject to the approval of the remaining outstanding shareholders of CSFB (USA).

CSFB (USA), formerly known as Donaldson, Lufkin & Jenrette, Inc., is a member of the Credit Suisse Group and a subsidiary of CSFB and was acquired last fall by the Credit Suisse Group.


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CSFBdirect is one of the world's premier online brokerage firms offering a diversified range of investment products and services to sophisticated, self-directed investors. As of December 31, 2000, CSFBdirect had over one million worldwide customer accounts representing nearly $23 billion in assets.
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CSFBdirect is headquartered in Jersey City, NJ with offices in New York City,
Charlotte, NC, Delray Beach, FL, Sandy City, UT, London, Tokyo, Hong Kong, and Dubai. For more information on CSFBdirect, visit the company's Web site at www.CSFBdirect.com.

Credit Suisse First Boston (CSFB) is a leading global investment bank serving institutional, corporate, government and individual clients. CSFB's businesses include securities underwriting, sales and trading, investment banking, private equity, financial advisory services, investment research, venture capital, correspondent brokerage services and retail online brokerage services. It operates in over 87 locations across more than 39 countries on 6 continents, and has some 28,000 staff worldwide. The Firm is a business unit of the Zurich based Credit Suisse Group, a leading global financial services company. For more information on Credit Suisse First Boston, please visit our website at http://www.csfb.com.

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Press Contacts:   Victoria Harmon          CSFB - New York        (212) 325-6914
                  Charlotte Fox            CSFBdirect             (201) 308-3562